

December 28, 2016

Ram Krishnan
Chief Executive Officer
NTN Buzztime, Inc.
2231 Rutherford Road, Suite 200
Carlsbad, CA 92008

> **Re: NTN Buzztime, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 001-11460**

Dear Mr. Krishnan:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business.
Licensing, Trademarks, Copyrights and Patents, page 6

1. We note the importance of your intellectual property to your business (e.g. disclosures to this effect in your Licensing, Trademarks, Copyrights and Patents section and in your risk factor on page 10). In future filings, please disclose the duration of all your material patents pursuant to Item 101(h)(4)(vii) of Regulation S-K.

2. Discuss whether the gaming content available on your devices is the result of internal development or licenses or acquired technology from third parties. If material, disclose the dollar amount for such licenses or technology.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications